UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                       ALLEGHENY TECHNOLOGIES INCORPORATED

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                                (Name of Issuer)

                     Common Stock, par value $0.10 per share

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                         (Title of Class of Securities)

                                    01741R102

                       -----------------------------------
                                 (CUSIP Number)

                   Ronald D. West, Kirkpatrick & Lockhart LLP
           535 Smithfield Street, Pittsburgh, PA 15222 (412) 355-6752
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2000

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                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.  NAME OF REPORTING PERSON     Richard P. Simmons
                              --------------------------------------------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS     N/A
                        ---

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                             ------

          NUMBER OF        7.  SOLE VOTING POWER                       8,257,506
           SHARES

         BENEFICIALLY      8.  SHARED VOTING POWER                             0
          OWNED BY
            EACH           9.  SOLE DISPOSITIVE POWER                  4,216,810
          REPORTING

         PERSON WITH      10.  SHARED DISPOSITIVE POWER                        0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       8,257,506

                                                                      ----------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 9.9%
                                                                            ----
14.      TYPE OF REPORTING PERSON     IN
                                      --

1.  NAME OF REPORTING PERSON     Dorothy P. Simmons
                                 ------------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]

3.  SEC USE ONLY




4.  SOURCE OF FUNDS    N/A
                       ---


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                             ------


          NUMBER OF        7.  SOLE VOTING POWER                               0
           SHARES

         BENEFICIALLY      8.  SHARED VOTING POWER                             0
          OWNED BY
            EACH           9.  SOLE DISPOSITIVE POWER                  4,040,696
          REPORTING

        PERSON WITH       10.  SHARED DISPOSITIVE POWER                        0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       4,040,696

                                                                       ---------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 4.9%
                                                                            ----

14.      TYPE OF REPORTING PERSON     IN
                                      --

CUSPIP NO. 01741R102


Items 2, 4 and 5(a)-(b) of the statement on Schedule 13D dated August 21, 1996, as amended, filed by Richard P. Simmons ("Mr. Simmons") and Dorothy P. Simmons ("Mrs. Simmons")(together, the "Reporting Persons"), is hereby further amended in its entirety to read as follows.

Item 2.  Identify and Background.

         This Statement is being filed by Richard P. Simmons and Dorothy P. Simmons, whose address is Birchmere, Quaker Valley Road, Sewickley, Pennsylvania 15143. Effective as of May 11, 2000, Mr. Simmons retired from the Board of Directors of ATI, having retired as ATI's President and Chief Executive Officer on September 30, 1999.

         During the five years immediately prior to the date of this Statement, neither of the Reporting Persons has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of such persons been a party to any civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

         Both of the Reporting Persons are citizens of the United States of America.

Item 4.  Purpose of Transaction.

                  Each of the Reporting Persons holds the securities reported in
Item 5(a) for personal estate planning and investment purposes. Each of the Reporting Persons, as an ATI stockholder, will periodically review and evaluate the market for ATI Common Stock, the Company's business, prospects and financial condition, general economic conditions, other opportunities available to each of the Reporting Persons, and each of the Reporting Persons' personal financial and estate planning requirements. On the basis of such periodic reviews and evaluations, one or both of the Reporting Persons may determine to increase or decrease his, her or their investment in ATI Common Stock through purchases or sales in the open market, gifts or otherwise.

                  As of the date of this Amendment No. 4, the Reporting Persons have no plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D.

CUSIP NO. 01741R102

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) At the date of this Amendment No. 4, 8,257,506 shares of ATI Common Stock in the aggregate are beneficially owned by Mr. Simmons and Mrs. Simmons, representing approximately 9.9% of the total number of the issued and outstanding shares of ATI Common Stock (based on information contained in the Form 10-Q Quarterly Report of ATI for the quarter ended March 31, 2000). Of such 8,257,600 shares, Mr. Simmons has sole voting power with respect to all of such shares (approximately 9.9% of the outstanding shares) and sole dispositive power with respect to 4,216,810 shares (approximately 5.0% of the outstanding shares), including 43,176 shares which he has the right to acquire upon the exercise of options as described below, and Mrs. Simmons has sole voting power with respect to no shares and sole dispositive power with respect to 4,040,696 shares (approximately 4.9% of the outstanding shares).

         Included in the shares of ATI Common Stock over which Mr. Simmons has sole voting and dispositive power are 16,305 shares (the "RSP Shares") that had been credited to Mr. Simmon's account in the ATI Retirement Savings Plan (the "Plan") as of April 30, 2000. Mr. Simmons has sole voting and investment power with respect to the RSP Shares, subject to certain limitations on his investment power under the terms of the Plan.

         Also included are 43,176 shares that are issuable upon exercise of stock options granted to Mr. Simmons pursuant to ATI incentive plans. The options are exercisable within 60 days after the date of this Amendment No. 4.

         At the date of this Amendment No. 4, the R.P. Simmons Family Foundation (the "Foundation") holds 118,950 shares of ATI Common Stock, representing less than one percent of the issued and outstanding shares of ATI Common Stock. The Trust Agreement by which the Foundation was created is irrevocable and provides in relevant part that the entire principal of and income from the assets of the Foundation may be expended only for the use of such charitable organizations as are described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code") and which are entitled to exemption from federal income tax under Section 501(a) of the Code, and no part thereof may be paid to or inure to the benefit of Mr. Simmons, any member of his family or any other private shareholder or individual. Although Mr. Simmons, as trustee of the Foundation, has the sole power to vote and direct the disposition of such shares, he disclaims any beneficial ownership of such shares. The filing of this Statement shall not be construed as an admission that Mr. Simmons is the beneficial owner of any of such shares for the purpose of Section 13(d), 13(g) or 16 of the Securities Exchange Act of

CUSIP NO. 01741R102

1934, as amended, or for any other purpose whatsoever. The Foundation may make sales of certain of the shares reported in this paragraph from time to time to provide funds for the Foundation's charitable purposes and for the purpose of diversifying the Foundation's assets.

CUSIP NO. 01741R102

                                   ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 30, 2000                                /s/Richard P.Simmons
                                                  ------------------------------
                                                  Richard P. Simmons
                                                  Individually and as Attorney-
                                                  in-Fact for Dorothy P. Simmons
                                                  pursuant to Exhibit D
                                                  (previously filed;
                                                  incorporated by reference)

CUSIP NO. 01741R102

                                  EXHIBIT INDEX
                                  -------------


Exhibit                    Description

A        *     Agreement and Plan of Merger and Combination dated as of April 1,
               1996,  as  amended  and  restated,   among   Allegheny   Teledyne
               Incorporated,    Allegheny   Ludlum   Corporation,   ALS   Merger
               Corporation, Teledyne, Inc., and TDY Merger, Inc.

B        *     Irrevocable  Proxy and Voting  Agreement of Joint  Holders  dated
               July 8, 1988,  by and between  Richard P.  Simmons and Dorothy P.
               Simmons

C Restatement of Irrevocable Proxy and Voting Agreement dated May 30, 2000, by and between Richard P. Simmons and Dorothy P. Simmons

D        *     Joint  Filing  Agreement  and Power of  Attorney  dated March 12,
               1997, by and between Richard P. Simmons and Dorothy P. Simmons


-------------------
* Previously filed.

                                                                       EXHIBIT C

                                 RESTATEMENT OF

                                IRREVOCABLE PROXY

                              AND VOTING AGREEMENT

          MADE AND ENTERED INTO this 30th day of May, 2000, by and between DOROTHY P. SIMMONS, of Sewickley Heights, Allegheny County, Pennsylvania, and RICHARD P. SIMMONS, of Sewickley Heights, Allegheny County, Pennsylvania.

                                WITNESSETH THAT:

          WHEREAS, DOROTHY P. SIMMONS is individually the owner of certain shares of the Common Stock of Allegheny Technologies Incorporated, formerly known as Allegheny Teledyne Incorporated, (the "Corporation"); and

          WHEREAS, the parties hereto have previously entered into that certain Irrevocable Proxy and Voting Agreement, dated March 12, 1997, pursuant to which RICHARD P. SIMMONS, as attorney-in-fact and proxy of DOROTHY P. SIMMONS, has the sole right to vote all of the shares of the Common Stock of the Corporation individually owned by DOROTHY P. SIMMONS until the death of either of the parties hereto; and

          WHEREAS the parties hereto desire to signify that the above-referenced Irrevocable Proxy and Voting Agreement shall remain in full force and effect, and that the shares of the Common Stock of the Corporation (and certain other shares hereinafter described) as DOROTHY P. SIMMONS may own from time to time shall continue to be held under and subject to said Irrevocable Proxy and Voting Agreement and on the terms and conditions hereinafter set forth in this Restatement of Irrevocable Proxy and Voting Agreement;

          NOW, THEREFORE, in consideration of the premises and of One Dollar ($1.00) in hand paid by each of the parties hereto to the other, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto do execute this Restatement of Irrevocable Proxy and Voting Agreement, and each of them does hereby covenant and agree each with the other as follows:

          1. As used herein, all references to the "Shares" shall mean all shares of the Common Stock, par value $.10 per share, of the Corporation, now or in the future owned individually by DOROTHY P. SIMMONS (including, but not limited to, the shares represented by the stock certificates listed on Exhibit "A" hereto), either through direct record ownership or through holding of Shares in street name or other agency relationship, and shall also mean and include any and all shares of the capital stock of the Corporation (or any successor thereto), whether now or hereafter authorized or issued, which shall have general voting rights with respect to the election of directors of the Corporation (or such successor) and which shall be received by DOROTHY P. SIMMONS as a distribution or dividend on such Shares or into which such Shares shall be subdivided, combined or reclassified, converted or exchanged, including, without limitation, any Shares which shall be received by DOROTHY P. SIMMONS in exchange for Shares of the Corporation (or such successor) as the result of (i) a merger or consolidation of the Corporation (or such successor) with any other corporation, or (ii) a reorganization of the Corporation (or such successor).

          2. The undersigned, DOROTHY P. SIMMONS, has irrevocably constituted and appointed and by these presents does hereby irrevocably constitute and appoint the undersigned RICHARD P. SIMMONS, as attorney-in-fact and proxy of the said DOROTHY P. SIMMONS in any and all matters and things whatsoever in any manner touching or relating to the exercise of any and all voting rights which the said DOROTHY P. SIMMONS may now or hereafter have with respect to any and all of the Shares, hereby granting to said attorney and proxy full power and authority in the name of the said DOROTHY P. SIMMONS to do and perform each and every act and thing, and to make, execute, acknowledge, seal and deliver each and every document and instrument, which may be requisite or proper to effectuate any matter or thing whatsoever relating to the exercise of said voting rights, in the sole discretion of said attorney and proxy, as fully and with the same effect as the said DOROTHY P. SIMMONS might or could do if personally present and competently acting. Without limiting the generality of the foregoing, the said attorney and proxy shall have full power and authority to attend meetings of the stockholders of the Corporation, to vote or abstain from voting any or all of the Shares on any and all matters whether or not said proxy and attorney shall have any interest therein, to give or refrain from giving written consent to any and all actions proposed to be taken by the shareholders of the Corporation, to exercise any or all the rights, powers and authority herein granted through one or more agents or substitute proxies, and to appoint and remove the same at will. The said

DOROTHY P. SIMMONS hereby irrevocably ratifies and confirms all that said attorney and proxy (or any such agent or substitute proxy) may do pursuant to this Agreement. The undersigned, RICHARD P. SIMMONS, has accepted and does hereby accept appointment as attorney-in-fact and proxy on the terms and conditions set in this Agreement.

          3. The said DOROTHY P. SIMMONS shall have and may from time to time exercise all the rights, powers and authority as owner of the Shares, except as provided in this Agreement, including but not limited to the power to transfer and convey any or all of the Shares from time to time, free and clear of this Agreement.

          4. The said DOROTHY P. SIMMONS agrees to execute and deliver such further documents, including, but not limited to, forms of proxies or consents concerning the Shares, and to take such further actions as may be necessary to effectuate the terms of this Agreement.

          5. This Agreement and the rights, powers and authority granted herein are coupled with an interest, cannot (except as provided in Section 3 hereinabove) be revoked, terminated or amended by the voluntary act of either of the parties hereto, by operation of law, or otherwise, and shall not be affected by any change in marital status, by any incompetency or disability or by any uncertainty as to the death of either of the parties hereto.

          6. This Agreement and the rights, powers and authority granted herein shall continue in full force and effect until the death of either of the parties hereto, whereupon the same shall terminate and be of no further force or effect.

          IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals, intending to be legally bound hereby, the day and year first above written.

Witness:


/s/ Paul W. Schwendeman                   /s/ Dorothy P. Simmons
-----------------------------             --------------------------------(SEAL)
    Paul W. Schwendeman                       Dorothy P. Simmons



/s/ Paul W. Schwendeman                   /s/ Richard P. Simmons
----------------------------              --------------------------------(SEAL)
    Paul W. Schwendeman                       Richard P. Simmons

                                   EXHIBIT "A"

          Shares of the Common Stock of Allegheny Teledyne Incorporated owned individually by Dorothy P. Simmons

CERTIFICATE NUMBER           CERTIFICATE DATE                   NUMBER OF SHARES
------------------           ----------------                   ----------------
  C00000888                  December 29, 1999                      4,040,696